TEVA TO PRESENT POSITIVE DATA FOR GLATIRAMER ACETATE 40 MG/1 ML GIVEN THREE TIMES WEEKLY FOR
RELAPSING-REMITTING MULTIPLE SCLEROSIS

- Glatiramer acetate (GA) 40 mg/1 ml three times weekly significantly reduced annualized relapse rates (ARR)

- Significant reductions in new/enlarging T2 and gadolinium-enhancing (GdE) lesions in RRMS patients also observed

- New data being presented at late-breaking news session at the 28th ECTRIMS congress

Jerusalem, Israel, October 10, 2012 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced data from the Phase III Glatiramer Acetate Low-Frequency Administration (GALA) study. The GALA study was designed to evaluate the efficacy, safety and tolerability of an investigational dosing regimen of glatiramer acetate (GA), the therapeutic agent in COPAXONE® (glatiramer acetate injection), which is indicated for the treatment of relapsing-remitting multiple sclerosis (RRMS). Detailed study results will be presented at the 28th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Lyon, France during the late-breaking news parallel session on October 13, 2012.

“We are excited about the potential to offer RRMS patients another safe and effective treatment option for this chronic and debilitating disease,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer for Teva Pharmaceutical Industries Ltd. “The GALA study demonstrates Teva’s ongoing commitment to the research and development of products aimed at meeting the specific needs of the RRMS community.”

In the GALA study, a one-year randomized, double-blind, placebo controlled study, GA 40 mg/1 ml significantly reduced annualized relapse rates (ARR) by 34.4 percent (p<0.0001) versus placebo. Additionally, a significant 34.4 percent reduction in the cumulative number of new and enlarging T2 lesions (p<0.0001) and a significant 44.8 percent reduction in the cumulative number of gadolinium-enhancing (GdE) legions (p<0.0001) was observed in patients treated with GA 40 mg/1 ml versus placebo. At 12 months, there was no significant difference in percent change of brain volume between GA and placebo. Discontinuation rates among the GA and placebo patient cohorts were comparable.

GA 40 mg/1 ml demonstrated a favorable safety and tolerability profile. The overall frequency of adverse events was comparable to those observed in the placebo group. The most commonly reported adverse events were injection site reactions, headaches and nasopharyngitis.

“The GALA study was aimed at evaluating an alternative dosing regimen of COPAXONE® (20 mg/1 ml glatiramer acetate daily subcutaneous injection), an RRMS therapy that physicians and patients have relied on for almost two decades,” said lead study author, Dr. Omar Khan, Professor and Interim Chair, Department of Neurology and Director, Multiple Sclerosis Clinical Research Center & Image Analysis Laboratory, Wayne State University School of Medicine, Detroit, MI. “The results demonstrate that GA 40 mg/1 ml injected three times weekly has the potential to provide an alternative therapeutic option for patients with RRMS, offering a higher dose of GA at a reduced injection frequency to improve patient experience, without compromising efficacy or safety.”

Further analyses are ongoing in an open-label extension of the trial through pre-planned follow-up beyond the initial 12-month placebo-controlled phase. Teva plans to work with health authorities to determine next steps.

About the GALA Study
The multinational Phase III Glatiramer Acetate Low-frequency Administration (GALA) trial was designed to examine the efficacy, safety and tolerability of glatiramer acetate (GA) 40 mg/1 ml injection administered three times a week compared to placebo in a randomized double-blind placebo-controlled design in over 1,400 patients with relapsing-remitting multiple sclerosis. Currently, COPAXONE® (glatiramer acetate injection) is marketed in a 20 mg/1 ml daily dose. The primary endpoint of the study is the total number of confirmed relapses during a 12-month, placebo-controlled phase.

About COPAXONE®
COPAXONE® (glatiramer acetate injection) is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

See additional important information at: http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf. For hardcopy releases, please see enclosed full prescribing information.

COPAXONE® is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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